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                                                                    EXHIBIT 99.4
November 17, 1999



To:  The Class A (Voting) Stockholders of King Ranch, Inc.

Re:  Merger With St. Mary Land & Exploration Company



Enclosed you will find a package of information and instructions regarding the remaining Stockholder requirements for completing the merger between King Ranch Energy, Inc. (KRE) and St. Mary Land & Exploration Company (St. Mary). The requisite filing and registration of the St. Mary shares with the Securities and Exchange Commission was declared effective on November 12, 1999. Our next step in this merger process involves soliciting the consent of the King Ranch (Class
A) Stockholders.

The consent process is slightly different from a traditional "proxy" process. This is a way for Stockholders to approve the transaction without the need for calling a formal meeting at which ballots and proxies are then counted. We are simply seeking your written consent which can be sent in at anytime. It is not uncommon for private companies to utilize a consent process for matters like this in lieu of calling a special meeting and voting by ballot or proxy. I will be happy to address any questions you may have about this process at the December 6th Forum or at one of the Information Meetings we have scheduled to review and discuss this transaction.

As indicated in the enclosed materials, the final closing of this transaction is scheduled to occur on December 17, 1999. Prior to that date, King Ranch corporate management will be coordinating a "transaction specific" Information Meeting to review the structure of this merger and to answer any questions that you may have. This meeting will be held on three separate dates in three different locations in order to allow as many Stockholders to attend as possible. These have been scheduled as follows:

               Wednesday, December 1, 1999
               New York, NY
               Nesbitt Burns Securities
               430 Park Avenue, 16th Floor
               10:00 am

               Monday, December 6, 1999 (Forum Date)
               San Antonio, TX
               Frost Bank
               2:00 pm
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               Thursday, December 9, 1999
               Houston, TX
               King Ranch Corporate Office
               1415 Louisiana, Suite 2300
               9:00 am

You only need to plan on attending one of these, but you are invited to attend as many as you would like. Your attendance is voluntary. You will be able to vote whether or not you attend one of these meetings. If none of these dates or locations are workable for you, please let us know and we will try to arrange another time, or alternatively, we could be available for a telephone conference call. In order to help us plan these meetings, it would be very helpful if you could let Lucille Johnson know on which of these dates you plan to attend. She can be reached by phone at (713) 752-5763, by fax at (713) 752-0101, or by E-mail at ljjohnson@pdq.net. We have attached a form for your convenience. We
        -----------------
would request that you try to respond no later than Wednesday, November 24, 1999.

Joint Proxy/Consent Statement
-----------------------------

Enclosed with this letter is a copy of the Joint Proxy/Consent Statement of St. Mary and King Ranch. The purpose of this document is to provide the Stockholders of both St. Mary and King Ranch with a thorough discussion about the various aspects of this merger including, but not limited to:

               .   A history of the transaction
               .   A description of both companies
               .   A copy of the actual Merger Agreement
               .   Factors to be considered by both companies, and
               .   Various financial statements

The Joint Proxy/Consent Statement also serves as the foundation for the Form S-4 Registration Statement that St. Mary filed with the SEC to formally register the shares that will be exchanged for the stock of KRE. Hopefully, you will find this document to be both comprehensive and informative. It is intended to assist you in your decision making process.

As you review the enclosed materials, you will notice that one particular business point has changed. In previous correspondence, we indicated that the St. Mary shares received by King Ranch Stockholders could not be sold, transferred, or pledged for a period of two years, with the following exceptions: (a) transfers for estate planning purposes or in accordance with the laws of descent and distribution, (b) transfers to participate in the negotiated sale of St. Mary, and (c) transfers on a pro rata basis with any sale by Thomas Congdon or his immediate family. At the request of St. Mary, we have tightened this provision by removing the carve-out to sales by the Congdon family. In return, St. Mary has agreed to reduce the restricted period. Accordingly, the merger agreement was amended to prohibit any sale, transfer, or pledge of the St. Mary shares received by King
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Ranch Stockholders until March 31, 2001, while retaining the exceptions listed under (a) and (b) above. This amendment effectively reduced the holding period from 24 months to approximately 15 months. It also reflects St. Mary's continued desire to restrict trading in the shares until St. Mary has released 12 months of combined financial information. We will discuss this amendment in more detail during the Information Meetings.

The Consent Process
-------------------

As noted in previous Stockholder meetings and communications, the Board of Directors of King Ranch, Inc. has unanimously approved and recommends this merger between KRE and St. Mary. Given the nature of this transaction, the Board felt that this matter was significant enough to warrant Stockholder approval. Thus your written consent, to the merger agreement between KRE and St. Mary, is being solicited. The approval of this merger agreement requires that a majority of the holders of KRE voting stock vote in favor of it.

To facilitate this process, we have enclosed a form for your written consent which is similar to the proxy cards that we typically use at the King Ranch Annual Meeting. The consent form allows for you to vote "For", "Against", or to "Abstain". Please note that any abstentions will have the same effect in the vote count as voting against the merger agreement.

You may vote your consent at any time prior to the Stockholder Forum scheduled for December 16th. However, it would be very helpful if you could return your consent form at your earliest convenience. We have enclosed a return envelope for your use.

In order to officially acknowledge the results of this solicitation process, we have scheduled a special "Stockholder Forum" on Thursday, December 16, 1999 (1:00 pm) at the offices of Locke Liddell & Sapp LLP, located at 600 Travis Street, Chase Tower, Suite 2500, Houston, Texas. You are welcome to attend this meeting; however, it will be rather short. Its sole purpose will be to formally record the meeting minutes regarding the final results of the solicitation process.

Stock For Stock Exchange Calculation
------------------------------------

Immediately prior to the merger, we will cause the number of outstanding shares of KRE to be 410,266 -- which equals the exact number of shares of King Ranch, Inc. Therefore, each King Ranch Stockholder will have the same number of shares of KRE stock as he/she has of King Ranch, Inc. stock. In the merger, St. Mary will issue a total of 2,666,252 shares of St. Mary common stock to King Ranch Stockholders. This represents 6.4988 shares of St. Mary stock for each share of KRE stock. In lieu of issuing any fractional shares resulting from this exchange, St. Mary will pay cash for those fractional shares.
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Attached to this letter is an individual sheet reflecting the number of shares of KRE stock that will be distributed to you and the number of shares you will be receiving in the exchange of stock with St. Mary.

Tax Basis
---------

One of the questions that has already been asked relates to how each King Ranch Stockholder should determine the tax basis in the KRE shares (and ultimately the St. Mary shares) that he/she will be receiving in this transaction. This issue is somewhat complex since the present tax basis in King Ranch stock is likely to be very different among Stockholders. King Ranch corporate management is focusing on this issue, and following the closing of this transaction, we will be providing the information necessary to allow you and your advisors to determine your tax basis in the St. Mary shares.

Final Thoughts
--------------

I want to take this opportunity to tell you that we sincerely appreciate your patience over the last several months as this transaction has evolved. We have wrestled with numerous issues - many of which we could not control.

In the long-run, I firmly believe that this merger will be viewed as a value creation event for the Stockholders of King Ranch. If you have any questions regarding any aspects of this merger, please do not hesitate to call.



Jack Hunt
President / CEO
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TO:    LUCILLE JOHNSON

FAX:   (713) 752-0101

FROM:  ______________________________________________

RE:    KRE MERGER PRESENTATION DATE



I WOULD PREFER TO ATTEND THE PRESENTATION ON THE KING RANCH ENERGY / ST. MARY LAND & EXPLORATION MERGER AS NOTED BELOW.

(CHECK ONE OR MORE)


            _____  WEDNESDAY, DECEMBER 1, 1999
                   NEW YORK, NY
                   NESBITT BURNS SECURITIES
                   430 PARK AVENUE, 16TH FLOOR
                   10:00 AM


            _____  MONDAY, DECEMBER 6, 1999 (FORUM DATE)
                   SAN ANTONIO, TX
                   FROST BANK
                   2:00 PM


            _____  THURSDAY, DECEMBER 9, 1999
                   HOUSTON, TX
                   KING RANCH CORPORATE OFFICE
                   1415 LOUISIANA, SUITE 2300
                   9:00 AM


            _____  I WILL BE UNABLE TO ATTEND ANY OF THE DATES SHOWN AND
                   WOULD LIKE TO ARRANGE ANOTHER TIME AND PLACE TO REVIEW THIS TRANSACTION. PLEASE HAVE SOMEONE CONTACT ME TO DISCUSS.


APPROXIMATE NUMBER OF PEOPLE (OTHER THAN MYSELF) ATTENDING ON MY BEHALF.  _____